EXHIBIT 6.1
Grupo TMM and Subsidiaries
Computation of Earnings per Share (IFRS & U.S. GAAP)

	December 31,
(In thousands dollars except ratio data)	2005	2004	2003	2002	2001

Shares at the end of period	56,963,137	56,963,137	56,963,137	56,963,137	56,963,137
Yearly weighted average shares	56,963,137	56,963,137	56,963,137	56,963,137	18,693,635

IFRS:
Net Loss from continuing operations	(23,871)	(109,362)	(126,551)	(48,141)	(64,835)
Net Income from discontinued operations	199,363	9,470	41,931	4,980	77,959
Net Income (Loss) Attributable to equity holders of Grupo TMM, S. A	171,304	(102,547)	(86,662)	(42,609)	8,925

Loss per share from continuing operations	(0.419)	(1.920)	(2.222)	(0.846)	(3.466)
Earnings per share from discontinued operations	3.500	0.166	0.736	0.087	4.168
Earnings (Loss) per share Attributable to equity holders of the Grupo TMM, S. A.	3.007	(1.800)	(1.521)	(0.748)	0.477

U.S.GAAP
Net Loss from continuing operations	(8,313)	(114,232)	(153,730)	(57,759)	(42,471)
Net Income from discontinued operations	119,931	(1,561)	106,660	68,407	60,307

Net Income (Loss) Attributable to equity holders of the Grupo TMM, S. A	107,528	(115,793)	(47,070)	10,648	17,836
Loss per share from continuing operations	(0.146)	(2.005)	(2.698)	(1.014)	(2.271)
Earnings per share from discontinued operations	2,105	0.027	1.872	1.201	3.225

Earnings (Loss) per share	1,959	(2.032)	(0.826)	0.187	0.954